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                                                                 Exhibit 99.1(A)

[LOGO] GIVEN(R) IMAGING

FINAL - TO BE RELEASED JAN 28, 4:30 PM EST

FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION CONTACT:

Yoram Ashery                       or                   Fern Lazar
Given Imaging Ltd.                                      Lazar Partners Ltd.
                                                        1-(866) GIVEN-IR
                                                        flazar@lazarpartners.com

           GIVEN IMAGING ANNOUNCES FOURTH QUARTER AND YEAR END RESULTS

YOQNEAM, ISRAEL, JANUARY 28, 2002 -- Given Imaging Ltd. (NASDAQ:GIVN), today announced fourth quarter and year end results for the period ended December 31, 2001.

The Company announced sales of $3.5 million for the fourth quarter of 2001 and $4.7 million for the full year. The fourth quarter was the first full quarter of sales for the Company for both the U.S. and European market following FDA clearance of the Given(R) Diagnostic Imaging system in August 2001. Sales reflect strong fourth quarter demand for the Given System from physicians, as well as an increase in capsule sales.

On a geographic basis, sales of the Given System in the United States accounted for just under half of total annual revenues. A geographic breakdown of annual sales is as follows:

(MILLIONS OF US DOLLARS)
United States        $2.2
Europe               $2.0
ROW                  $0.5

FOURTH QUARTER AND FULL YEAR 2001 FINANCIALS

Revenues totaled $3.5 million during the fourth quarter. Gross profit was 51% of revenues. Net loss for the fourth quarter was $6.5 million, or $0.26 per share, on an adjusted, post-initial public offering basis of 25,104, 913 shares.


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For the year ended December 31, 2001, revenues were $4.7 million and gross profit was 48% of revenues. Net loss for the full year 2001 was $18.7 million. Net loss for the year was $0.74 per share, on an adjusted, post-initial public offering basis of 25,104,913 shares.

FOURTH QUARTER HIGHLIGHTS

During the Fourth quarter, Given Imaging accomplished the following milestones:


      - More than 3,600 M2A capsules were sold in 2001, of which approximately 2,000 represent reorders.

      - The Given System installed base reached 225, with 95 systems installed in the United States. Of this number, 166 systems were sold commercially and 59 were provided to physicians to support our sponsored clinical trials.

      - The Company entered into a group purchasing agreement with Premier, one of the largest purchasing organizations in the United States, for marketing the Given System to Premier's network of more than 1,600 members and affiliated hospitals.

      - Over 580 patients have ingested the M2A capsule as part of our ongoing sponsored clinical trials. Preliminary unpublished results from ongoing clinical trials support previous findings of the diagnostic yield of the M2A capsule, and consistently show the M2A capsule to produce a higher diagnostic yield than any other modality to which the capsule was compared.

      - Ten new distribution agreements, in Canada, Austria, Belgium, United Kingdom, Sweden, The Netherlands, Brazil, Puerto Rico, China and Taiwan, bringing the Company's global distribution coverage to 22 countries by the end of 2001. Our distributors in China and Taiwan are required to receive government clearance before marketing and selling the Given System.

FOURTH QUARTER WEBCAST INFORMATION

Given Imaging will host a live webcast tomorrow, Tuesday, January 29, 2002, at 10:00 am Eastern Standard Time (5:00 pm Israel time) to discuss its 2001 results. The presentation will be webcast through the Company's website www.givenimaging.com.

ABOUT GIVEN IMAGING


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Given Imaging produces and markets the Given Diagnostic Imaging System featuring its M2A Capsule endoscope, a fundamentally new approach to examining the gastrointestinal tract. The system uses a disposable miniature video camera contained in a capsule that is ingested by a patient and delivers high quality color images in a painless and noninvasive manner. The test can be conducted while a patient continues normal daily activities. The system received clearance from the FDA in August 2001 and received permission to affix the CE mark in May 2001. It is currently available in the USA, Canada, the European Union and in other countries around the world.


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              GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)

                           CONSOLIDATED BALANCE SHEETS

                    U.S. $ IN THOUSANDS EXCEPT PER SHARE DATA

                                                        DECEMBER 31,     DECEMBER 31,
                                                            2000             2001
                                                        -------------    -------------
                                                          (AUDITED)        (AUDITED)
 ASSETS

 Cash and cash equivalents                              $      21,360    $      61,230
 Current assets                                                 1,362            7,729

                                                        -------------    -------------
 Total current assets                                          22,722           68,959

 Fixed assets, net                                              2,248            5,104

 Other assets, net                                                560            1,860
                                                        -------------    -------------

                                                        -------------    -------------
 TOTAL ASSETS                                           $      25,530    $      75,923
                                                        =============    =============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities                                             2,138            5,875
Deferred revenue                                                                   193

                                                        -------------    -------------
Total current liabilities                                       2,138            6,068

Long-term liabilities                                             317              522

Shareholders' equity                                           23,075           69,333
                                                        -------------    -------------

                                                        -------------    -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $      25,530    $      75,923
                                                        =============    =============


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              GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                    U.S. $ IN THOUSANDS EXCEPT PER SHARE DATA

                                                                                               YEAR ENDED DECEMBER 31,
                                                                                            -----------------------------
                                                                                               2000             2001
                                                                                            ------------     ------------
                                                                                             (AUDITED)        (AUDITED)
Revenues                                                                                    $         --     $      4,733

Cost of revenues                                                                                      --           (2,476)
                                                                                            ------------     ------------

Gross profit                                                                                          --            2,257

Research and development costs                                                                    (3,825)          (6,112)
Marketing expenses                                                                                (2,923)         (12,902)
General and administrative expenses                                                               (1,224)          (2,664)
                                                                                            ------------     ------------

Operating income (loss)                                                                           (7,972)         (19,421)

Net income (loss)                                                                           $     (7,539)    $    (18,657)
                                                                                            ============     ============

Basic and diluted income (loss) per
 Ordinary Share                                                                             $      (1.14)    $      (1.60)
                                                                                            ============     ============

Ordinary Shares outstanding used in basic and
diluted income (loss) per Ordinary Share calculation (1)                                       8,804,188       12,879,369
                                                                                            ============     ============

ADDITIONAL PER SHARE INFORMATION:

Diluted income (loss) per ordinary share on an as adjusted basis
bsis post pubic offering                                                                                     $      (0.74)
                                                                                            ============     ============

Ordinary shares outstanding post public offering                                                               25,104,913
                                                                                            ============     ============

(1)   Excluding stock based compensation

                                    - more -


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THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS, INCLUDING PROJECTIONS
ABOUT OUR BUSINESS, WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. FOR EXAMPLE, STATEMENTS IN THE FUTURE TENSE, WORDS SUCH AS "ANTICIPATES," "ESTIMATES," "EXPECTS," "INTENDS," "PLANS," "BELIEVES," "INTENDS" AND WORDS AND TERMS OF SIMILAR SUBSTANCE USED IN CONNECTION WITH ANY DISCUSSION OF FUTURE OPERATING OR FINANCIAL PERFORMANCE IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THOSE FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM OUR CURRENT EXPECTATIONS AS A RESULT OF NUMEROUS FACTORS, INCLUDING BUT NOT LIMITED TO THE FOLLOWING: CHANGES IN REGULATORY ENVIRONMENT, OUR SUCCESS IN IMPLEMENTING OUR SALES, MARKETING AND MANUFACTURING PLAN, PROTECTION AND VALIDITY OF PATENTS AND OTHER INTELLECTUAL PROPERTY RIGHTS, THE IMPACT OF CURRENCY EXCHANGE RATES, THE EFFECT OF COMPETITION BY OTHER COMPANIES, THE OUTCOME OF FUTURE LITIGATION, THE REIMBURSEMENT POLICIES FOR OUR PRODUCT FROM HEALTHCARE PAYORS, AND OTHER RISKS DISCLOSED IN OUR FILINGS WITH THE U.S. SECURITIES EXCHANGE COMMISSION.

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